Exhibit 99.1

Company announcement

Correction of Company Announcement No. 04/2022 dated 11 March 2022

In respect of Company Announcement No. 04/2022 dated 11 March 2022, the total number of votes attached to the A-shares is corrected to the following:

“A total of 81,379,729 votes are attached to the A-shares.”
Contact
Christopher Everard, General Manager
tel.: +44 203 713 4561
About TORM
TORM is one of the world’s leading carriers of refined oil products. TORM operates a fleet of approximately 80 modern vessels with a strong commitment to safety, environmental responsibility and customer service. TORM was founded in 1889 and conducts business worldwide. TORM’s shares are listed on Nasdaq in Copenhagen and on Nasdaq in New York (ticker: TRMD A and TRMD, ISIN: GB00BZ3CNK81). For further information, please visit www.torm.com.

TORM PLC | BIRCHIN COURT, 20 BIRCHIN LANE LONDON, EC3V 9DU, UNITED KINGDOM | COMPANY: 09818726	COMPANY ANNOUNCEMENT NO.05 17 MARCH 2022	PAGE 1 / 1